

January 10, 2014

<u>Via E-mail</u>
Thomas D. DeByle
Vice President and Chief Financial Officer
Standex International Corporation
11 Keewaydin Drive
Salem, NH 03079

   Re: Standex International Corporation
       Form 10-K for the Year Ended June 30, 2013
       Filed August 27, 2013
       Definitive Proxy Statement on Schedule 14A
       Filed October 21, 2013
       File No. 1-7233

Dear Mr. DeByle:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2013</u>

<u>Business, page 2</u>

<u>Backlog, page 5</u>

1. Please provide draft disclosure to be included in future filings, that explains the criteria you use to determine when an order is considered firm and therefore, is included in your backlog.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 22

2. Please tell us and revise you future filings to disclose the amount of cash and short term investments held by your foreign subsidiaries as of the most recent balance sheet period presented. Please also disclose the extent to which foreign-held cash and short term investments are not available to fund domestic operations unless the funds were repatriated.

Audited Consolidated Financial Statements, page 28

5. Goodwill, page 40

3. We note your disclosure on pages 26 and 41 that certain reporting units have been significantly impacted by the current global economic downturn and that if the effects are protracted or recovery is slower than expected, estimates of future cash flows for each of your reporting units may be insufficient to support the carrying value, which could result a reassessment of the recoverability of your goodwill. If any of your reporting units are at risk of failing step one of the impairment test (e.g. reporting units have estimated fair values that are not substantially in excess of the carrying value), please revise your future filings either here or in MD&A to disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of your most recent goodwill impairment test; and
- The amount of goodwill allocated to the reporting unit.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Exhibit 31.2

4. It appears that Thomas D. DeByle did not sign the certification included as Exhibit 31.2. Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification complete with conformed signature.

Exhibit 32

5. We note the Section 1350 certification does not include the signatures of either Roger L. Fix or Thomas D. DeByle. Please file an amendment to the Form 10-K on Form 10-K/A that includes the entire periodic report and a new, corrected certification.

<u>Definitive Proxy Statement on Schedule 14A filed October 21, 2013</u>

<u>Compensation Discussion and Analysis, page 13</u>

<u>Administration of Executive Compensation Program, page 14</u>

6. We note your disclosure on page 15 that Pearl Meyer & Partners provided services to the compensation committee including "general information regarding trends in executive compensation" and that the committee asked Pearl Meyer to evaluate whether compensation "was competitive with that provided by comparable manufacturing companies." We also note your reference to "Survey Data" on page 16 and that the wage increase budget "is established after a review of the rate of increases throughout the broad range of durable goods manufacturing companies which comprise the Survey Data." In future filings, please tell us how your analysis of the survey data contributes to your executive compensation considerations and clarify if you engage in benchmarking total compensation or elements thereof and disclose component companies comprising any such benchmark. Further, please explain the reason for any deviation from any benchmarking principles you utilize in determining compensation. For example, we note your disclosure on page 48 regarding director compensation and the absence of a "formal objective of maintaining board compensation at a particular competitive level" and the board's determination to increase "the equity portion of Board compensation closer to the median level for the companies assessed . . . ." Please provide similar disclosure for your executive compensation discussion. <u>See</u> Item 402(b)(2)(xiv) of Regulation S-K. Refer to the Division's Compliance and Disclosure Interpretations Question 118.05 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant